

April 15, 2013

Via E-mail
Dean L. Julia
Co-Chief Executive Officer
Ace Marketing & Promotions Inc.
600 Old Country Road, Suite 541
Garden City, NY 11530

> **Re: Ace Marketing & Promotions Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 000-51160**

Dear Mr. Julia:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. In future filings, please revise your disclosure to remove the reference to the Private Securities Litigation Reform Act of 1995. We note that your stock is considered "penny stock" and therefore reliance on the PSLRA is not available.

2. We note that initially you did not file XBRL data as required. In future filings, please address this in your discussion of the effectiveness of your disclosure controls and procedures.

3. We note that the amount of cash paid for FuturLink assets is described as "undisclosed" on page 2. Please disclose the purchase price for the acquisition of these assets in your next Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Steven Morse, Esq.
        Morse & Morse, PLLC